Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2023

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2022 Public QRT’s are included as appendix and incorporated herein by reference. Aegon’s 2022 Public QRT’s are referred to in Aegon’s 2022 Solvency and Financial Condition Report, dated May 15, 2023, which has been filed on May 16, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 16, 2023	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

AEGON

Solvency and Financial Condition Report 2022

Financial Solvency Condition and 2022 Report

2	SFCR 2022 Public QRTs

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

3	SFCR 2022 Public QRTs

S.02.01.02 – Balance sheet

Amounts in EUR thousands	Solvency II value

Assets

Goodwill

Deferred acquisition costs

Intangible assets

Deferred tax assets	745,818

Pension benefit surplus	87,149

Property, plant & equipment held for own use	416,222

Investments (other than assets held for index-linked and unit-linked contracts)	43,736,501

Property (other than for own use)	2,704,534

Holdings in related undertakings, including participations	12,094,649

Equities	1,086,685

Equities - listed	1,009,247

Equities - unlisted	77,438

Bonds	18,353,460

Government Bonds	9,518,011

Corporate Bonds	5,669,304

Structured notes	2,898

Collateralised securities	3,163,248

Collective Investments Undertakings	2,782,002

Derivatives	6,396,340

Deposits other than cash equivalents	318,153

Other investments	678

Assets held for index-linked and unit-linked contracts	97,135,164

Loans and mortgages	18,693,316

Loans on policies	1,067

Loans and mortgages to individuals	15,284,040

Other loans and mortgages	3,408,209

Reinsurance recoverables from:	6,907,663

Non-life and health similar to non-life	47,005

Non-life excluding health	45,069

Health similar to non-life	1,936

Life and health similar to life, excluding health and index-linked and unit-linked	-205,797

Health similar to life	32,184

Life excluding health and index-linked and unit-linked	-237,980

Life index-linked and unit-linked	7,066,455

Deposits to cedants	269

Insurance and intermediaries receivables	1,237,507

Reinsurance receivables	68,914

Receivables (trade, not insurance)	4,095,375

Own shares (held directly)	671

Amounts due in respect of own fund items or initial fund called up but not yet paid in

Cash and cash equivalents	3,023,487

Any other assets, not elsewhere shown	200,516

Total assets	177,019,255

Amounts in EUR thousands	Solvency II value

Liabilities

Technical provisions - non-life	257,700

Technical provisions - non-life (excluding health)	181,420

Technical provisions calculated as a whole

Best Estimate	174,225

Risk margin	7,195

Technical provisions - health (similar to non-life)	76,281

Technical provisions calculated as a whole

Best Estimate	69,399

Risk margin	6,881

Technical provisions - life (excluding index-linked and unit-linked)	32,359,322

Technical provisions - health (similar to life)	622,410

Technical provisions calculated as a whole

Best estimate	564,094

Risk margin	58,316

Technical provisions - life (excluding health and index-linked and unit-linked)	31,736,913

Technical provisions calculated as a whole

Best Estimate	30,794,888

Risk margin	942,025

Technical provisions - index-linked and unit-linked	106,862,362

Technical provisions calculated as a whole

Best Estimate	105,572,960

Risk margin	1,289,402

Other technical provisions

Contingent liabilities

Provisions other than technical provisions	57,847

Pension benefit obligations	2,944,223

Deposits from reinsurers	16,231

Deferred tax liabilities	570,128

Derivatives	8,125,087

Debts owed to credit institutions	1,370,446

Financial liabilities other than debts owed to credit institutions	149,642

Insurance & intermediaries payables	1,757,409

Reinsurance payables	79,747

Payables (trade, not insurance)	3,849,784

Subordinated liabilities	4,165,986

Subordinated liabilities not in Basic Own Funds	148,409

Subordinated liabilities in Basic Own Funds	4,017,578

Any other liabilities, not elsewhere shown	544,907

Total liabilities	163,110,822

Excess of assets over liabilities	13,908,432

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

4	SFCR 2022 Public QRTs

S.05.01.01 – Premiums, claims and expenses by line of business – Non-life

	Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)												Line of Business for: accepted non-proportional reinsurance				Total

Amounts in EUR thousands	Medical expense insurance	Income protection insurance	Workers’ compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance	Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property

Premiums written

Gross - Direct Business	96,298	94,336	26,867	26,738	19,403	74	187,811	13,821		13,386	15,641	6,789					501,165

Gross - Proportional reinsurance accepted		142										26,016					26,158

Gross - Non-proportional reinsurance accepted																	0

Reinsurers’ share	1,665	5,730	6,320	1,152	1,295		52,530	847		13,386	374	13,493					96,791

Net	94,633	88,747	20,548	25,586	18,108	74	135,281	12,974			15,268	19,313					430,532

Premiums earned

Gross - Direct Business	96,393	93,861	26,516	26,600	19,423	74	182,303	13,837		13,388	15,537	6,791					494,723

Gross - Proportional reinsurance accepted		150										16,132					16,282

Gross - Non-proportional reinsurance accepted																	0

Reinsurers’ share	1,665	5,721	6,233	1,152	1,295		50,979	847		13,386	374	10,282					91,934

Net	94,728	88,290	20,283	25,448	18,128	74	131,324	12,990		3	15,163	12,641					419,072

Claims incurred

Gross - Direct Business	65,498	61,539	5,502	20,596	7,840	14	90,989	4,142		8,031	9,369	3,397					276,917

Gross - Proportional reinsurance accepted				0				-50				157					107

Gross - Non-proportional reinsurance accepted																	0

Reinsurers’ share	539	2,444	3,123	1,403	-1,051		27,274	126		8,031	374	862					43,124

Net	64,959	59,095	2,379	19,194	8,891	14	63,715	3,967			8,995	2,692					233,901

Changes in other technical provisions

Gross - Direct Business																	0

Gross - Proportional reinsurance accepted																	0

Gross - Non-proportional reinsurance accepted																	0

Reinsurers’ share																	0

Net

Expenses incurred	5,041	28,268	11,664	14,803	9,152	31	78,226	7,682		-1,574	7,863	9,667					170,823

Other expenses

Total expense																	170,823

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

5	SFCR 2022 Public QRTs

S.05.01.01 – Premiums, claims and expenses by line of business – Life

	Line of Business for: life insurance obligations						Life reinsurance obligations		Total
Amounts in EUR thousands	Health insurance	Insurance with profit participation	Index-linked and unit-linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance
Premiums written
Gross	1,631,084	368,785	11,630,746	6,499,603				1,087,636	21,217,854
Reinsurers’ share	195,143	3	37,382	1,115,550				1,024,008	2,372,087
Net	1,435,941	368,782	11,593,364	5,384,053				63,628	18,845,767
Premiums earned
Gross	1,636,156	368,812	11,630,741	6,488,780				1,087,049	21,211,538
Reinsurers’ share	195,143	3	37,382	1,115,813				1,024,008	2,372,349
Net	1,441,013	368,808	11,593,359	5,372,968				63,041	18,839,189
Claims incurred
Gross	1,156,465	1,216,126	10,975,194	6,824,946				1,377,826	21,550,556
Reinsurers’ share	190,326	63	112,197	1,538,897				1,329,930	3,171,413
Net	966,139	1,216,063	10,862,997	5,286,049				47,896	18,379,143
Changes in other technical provisions
Gross									0
Reinsurers’ share									0
Net									0
Expenses incurred	472,473	67,788	957,803	1,312,563				5,210	2,815,838
Other expenses									235,099
Total expenses									3,050,937

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

6	SFCR 2022 Public QRTs

S.05.02.02 – Premiums, claims and expenses by country 2022 – Non-life

	Home Country	Top 5 countries (by amount of gross premiums written) - non-life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	ES	PT	GB
Premiums written
Gross - Direct Business	234,012	218,570	48,582	0			501,165
Gross - Proportional reinsurance accepted		26,158					26,158
Gross - Non-proportional reinsurance accepted							0
Reinsurers’ share	21,672	69,950	5,169				96,791
Net	212,340	174,778	43,414	0			430,532
Premiums earned
Gross - Direct Business	233,849	212,784	48,091	0			494,723
Gross - Proportional reinsurance accepted		16,282					16,282
Gross - Non-proportional reinsurance accepted							0
Reinsurers’ share	22,557	64,200	5,177				91,934
Net	211,292	164,866	42,914	0			419,072
Claims incurred
Gross - Direct Business	150,447	114,790	11,680				276,917
Gross - Proportional reinsurance accepted	-52	159					107
Gross - Non-proportional reinsurance accepted							0
Reinsurers’ share	17,563	25,011	550				43,124
Net	132,832	89,938	11,131				233,901
Changes in other technical provisions
Gross - Direct Business							0
Gross - Proportional reinsurance accepted							0
Gross - Non-proportional reinsurance accepted							0
Reinsurers’ share							0
Net							0
Expenses incurred	94,020	55,211	21,388	204			170,823
Other expenses
Total expenses							170,823
S.05.02.02 – Premiums, claims and expenses by country – Life
	Home country	Top 5 countries (by amount of gross premiums written) - life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	GB	US	CN	BR	ES
Premium written
Gross	1,332,454	9,829,455	8,752,333	503,589	293,223	233,995	20,945,049
Reinsurers’ share	90,288	200,965	1,841,196		65,855	26,829	2,225,133
Net	1,242,166	9,628,490	6,911,136	503,589	227,368	207,166	18,719,915
Premiums earned
Gross	1,337,525	9,829,455	8,752,333	503,589	293,223	222,634	20,938,760
Reinsurers’ share	90,288	200,965	1,841,196		65,855	27,101	2,225,405
Net	1,247,237	9,628,490	6,911,136	503,589	227,368	195,533	18,713,354
Claims incurred							0
Gross	2,764,233	9,583,422	8,341,105	57,629	96,059	108,661	20,951,109
Reinsurers’ share	4,477	175,971	2,584,752			13,754	2,778,953
Net	2,759,756	9,407,452	5,756,353	57,629	96,059	94,907	18,172,156
Changes in other technical provisions
Gross							0
Reinsurers’ share							0
Net							0
Expenses incurred	297,732	444,293	1,596,226	114,188	146,831	92,223	2,691,492
Other expenses							235,099
Total expenses							2,926,591

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

7	SFCR 2022 Public QRTs

S.22.01.22 – Impact of long term guarantees and transitional measures 2022

Amount in Eur thousands	Amount with Long Term Guarantee measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
Technical provisions	139,479,384			907,087	26,566
Basic own funds	8,589,712			-668,673	-19,925
Eligible own funds to meet Solvency Capital Requirement	16,332,013			-570,645	-15,681
Solvency Capital Requirement	7,843,550			653,972	28,291

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

8	SFCR 2022 Public QRTs

S.23.01.22 – Own Funds Group

Amounts in EUR thousands	Total	Tier 1 unrestricted	Tier 1 restricted	Tier 2	Tier 3
Basic own funds before deduction for participations in other financial sector
Ordinary share capital (gross of own shares)	318,675	318,675
Non-available called but not paid in ordinary share capital at group level
Share premium account related to ordinary share capital	6,853,073	6,853,073
Initial funds, members’ contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings
Subordinated mutual member accounts
Non-available subordinated mutual member accounts at group level
Surplus funds
Non-available surplus funds at group level
Preference shares
Non-available preference shares at group level
Share premium account related to preference shares
Non-available share premium account related to preference shares at group level
Reconciliation reserve	4,688,144	4,688,144
Subordinated liabilities	4,017,578		1,822,078	2,195,500
Non-available subordinated liabilities at group level
An amount equal to the value of net deferred tax assets	745,818				745,818
The amount equal to the value of net deferred tax assets not available at the group level
Other items approved by supervisory authority as basic own funds not specified above
Non available own funds related to other own funds items approved by supervisory authority	97,536	97,536
Minority interests (if not reported as part of a specific own fund item)
Non-available minority interests at group level
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds
Deductions
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	1,579,224	1,579,224
whereof deducted according to art 228 of the Directive 2009/138/EC
Deductions for participations where there is non-availability of information (Article 229)
Deduction for participations included by using D&A when a combination of methods is used	6,356,816	4,647,823	774,937	933,755	302
Total of non-available own fund items	97,536	97,536
Total deductions	8,033,576	6,324,583	774,937	933,755	302
Total basic own funds after deductions	8,589,712	5,535,309	1,047,141	1,261,745	745,516
Ancillary own funds
Unpaid and uncalled ordinary share capital callable on demand
Unpaid and uncalled initial funds, members’ contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand
Unpaid and uncalled preference shares callable on demand
A legally binding commitment to subscribe and pay for subordinated liabilities on demand
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC
Non available ancillary own funds at group level
Other ancillary own funds
Total ancillary own funds

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

9	SFCR 2022 Public QRTs

S.23.01.22 – Own Funds Group (continued)

Amounts in EUR thousands	Total	Tier 1 unrestricted	Tier 1 restricted	Tier 2	Tier 3
Own funds of other financial sectors
Credit institutions, investment firms, financial institutions, alternative investment fund managers, UCITS management companies - Total	1,533,508	1,533,508
Institutions for occupational retirement provision
Non regulated entities carrying out financial activities	45,716	45,716
Total own funds of other financial sectors	1,579,224	1,579,224
Own funds when using the D&A, exclusively or in combination of method 1
Own funds aggregated when using the D&A and combination of method	6,356,816	4,647,823	774,937	933,755	302
Own funds aggregated when using the D&A and combination of method net of IGT	6,356,816	4,647,823	774,937	933,755	302
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	8,589,712	5,535,309	1,047,141	1,261,745	745,516
Total available own funds to meet the minimum consolidated group SCR	7,844,196	5,535,309	1,047,141	1,261,745
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	8,395,973	5,535,309	1,047,141	1,261,745	551,777
Total eligible own funds to meet the minimum consolidated group SCR	6,927,392	5,535,309	1,047,141	344,941
Minimum consolidated Group SCR	1,724,706
Ratio of Eligible own funds to Minimum Consolidated Group SCR	402%
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A )	16,332,013	11,762,356	1,822,078	2,195,500	552,079

Group SCR	7,843,550
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	208%

Reconciliation reserve
Excess of assets over liabilities	13,908,432
Own shares (included as assets on the balance sheet)	671,354
Foreseeable dividends, distributions and charges	479,616
Other basic own fund items	7,917,565
Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds	87,670
Other non available own funds	64,082
Reconciliation reserve	4,688,144
Expected profits
Expected profits included in future premiums (EPIFP) - Life Business	1,349,807
Expected profits included in future premiums (EPIFP) - Non- life business	540
Total EPIFP	1,350,347

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

10	SFCR 2022 Public QRTs

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model

Amounts in EUR thousands Unique number of component	Components description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
1	Market risk (SF)	784,612		- None	- None
2	Market risk (IM)	2,387,367	2,387,367
3	Counterparty default risk (SF)	142,856		- None	- None
4	Counterparty default risk (IM)	70,284	70,284
5	Life underwriting risk (SF)	788,829		- None	- None
6	Life underwriting risk (IM)	1,668,489	1,668,489
7	Health underwriting risk (SF)	218,199		- None	- None
8	Health underwriting risk (IM)
9	Non-life underwriting risk (SF)	74,531		- None	- None
10	Non-life underwriting risk (IM)
11	Intangible asset risk (SF)
12	Intangible asset risk (IM)
13	Operational risk (SF)	223,498
14	Operational risk (IM)	329,837	329,837
15	LAC Technical Provisions (negative amount) (SF)
16	LAC Technical Provisions (negative amount) (IM)
17	LAC Deferred Taxes (negative amount)	-813,414

Amounts in EUR thousands - Calculation of Solvency Capital Requirement
Total undiversified components	5,875,088
Diversification	-2,274,647
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC
Solvency Capital Requirement excluding capital add-on	3,600,440
Capital add-ons already set
Solvency capital requirement for undertakings under consolidated method	4,765,489
Other information on SCR
Amount/estimate of the overall loss-absorbing capacity of technical provisions	-31,289
Amount/estimate of the overall loss-absorbing capacity of deferred taxes	-813,414
Capital requirement for duration-based equity risk sub-module
Total amount of Notional Solvency Capital Requirements for remaining part	4,624,345
Total amount of Notional Solvency Capital Requirements for ring fenced funds
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	63,071
Diversification effects due to RFF nSCR aggregation for article 304
Minimum consolidated group solvency capital requirement	1,724,706
Information on other entities
Capital requirement for other financial sectors (Non-insurance capital requirements)	1,086,975
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	1,051,365
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	11,492
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non- regulated entities carrying out financial activities	24,118
Capital requirement for non-controlled participation requirements	10,333
Capital requirement for residual undertakings	67,741

Overall SCR
SCR for undertakings included via D and A	3,078,060
Solvency capital requirement	7,843,550

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

11	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	IESWU3ORVB7T21TZOK62	1 - LEI	Transamerica Life Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
US	EG0GJY3CGOTGWBG64Z75	1 - LEI	Transamerica Financial Life Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	New York Department of Financial Services	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
US	549300XX9C0OGHTMTQ11	1 - LEI	Transamerica Casualty Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Ohio Department of Insurance	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
US	549300FGO9JLKGVZTF71	1 - LEI	River Ridge Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
BM	5493005M7H149SPFW983	1 - LEI	Transamerica Life International (Bermuda) Ltd	1 - Life insurance undertaking	Exempted Company Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
BM	549300G481NLE2F1CB87	1 - LEI	Transamerica Life (Bermuda) Ltd.	1 - Life insurance undertaking	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
NL	724500AM4MYHCTRLF551	1 - LEI	N.V. Levensverzekering- Maatschappij “De Hoop”	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	33.33%	33.33%	33.33%		2 - Significant	33.33%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	5493003SPEWN841SWG39	1 - LEI	AEGON Levensverzekering N.V.	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300CHB5Q2591H4S21	1 - LEI	AEGON Spaarkas N.V.	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
PL	259400V1O5VA6Q1W6M65	1 - LEI	AEGON Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Komisja Nadzoru Finansowego	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
BR	27076669BR10002	2 - Specific code	Sicoob Seguradora de Vida e Previdência S.A.	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	27.45%	27.45%	27.45%		2 - Significant	27.45%	1 - Included in the scope		7 - Method 2: Local rules
BR	54930095O77VVERKG006	1 - LEI	Mongeral AEGON Seguros e Previdência SA	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	54.90%	50.00%	50.00%		2 - Significant	54.90%	1 - Included in the scope		7 - Method 2: Local rules
CN	3003008RJ9AEOYOVNK85	1 - LEI	Aegon THTF Life Insurance Co., Ltd.	1 - Life insurance undertaking	Private Company	2 - Non-mutual	China Insurance Regulatory Commission	50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		5 - Method 2: Solvency II
GB	213800X1T29YFAYMPC26	1 - LEI	Scottish Equitable plc	1 - Life insurance undertaking	Public Limited Company	2 - Non-mutual	The Prudential Regulation Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
IN	3358006ZVG6LSYJNV614	1 - LEI	Aegon Life Insurance Company Limited	1 - Life insurance undertaking	Public Limited Company	2 - Non-mutual	Insurance Regulatory and Development Authority	49.00%	49.00%	49.00%	Aegon has a call option over Aegon Employee Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV.	2 - Significant	49.00%	1 - Included in the scope		5 - Method 2: Solvency II
ES	959800TNUM2TV0D7HB66	1 - LEI	SANTANDER VIDA SEGUROS Y REASEGUROS, S.A.	1 - Life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
PT	959800S4Y2DCN7EVAG59	1 - LEI	AEGON SANTANDER PORTUGAL VIDA - COMPANHIA DE SEGUROS DE VIDA S.A.	1 - Life insurance undertaking	Sociedade anónima (SA)	2 - Non-mutual	Autoridade de Supervisão de Seguros e Fundos de Pensões	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
IE	5493009T9CZP0MOE0E15	1 - LEI	Esprit Insurance Designated Activity Company	2 - Non life insurance undertaking	Designated Activity Company (Ltd. by Shares) (DAC)	2 - Non-mutual	Central Bank of Ireland	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300TPP7QUEOY5QS39	1 - LEI	AEGON Schadeverzekering N.V.	2 - Non life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
BR	27076669BR10005	2 - Specific code	Simple2u Seguros S.A.	2 - Non life insurance undertaking	Public Company	2 - Non-mutual	Superintendência de Seguros Privados	50.00%	50.00%	50.00%		1 - Dominant	50.00%	1 - Included in the scope		7 - Method 2: Local rules
ES	959800DGNJ1GACEM9J49	1 - LEI	SANTANDER GENERALES SEGUROS Y REASEGUROS, S.A.	2 - Non life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
PT	9598001GSAW026UNLE02	1 - LEI	AEGON SANTANDER PORTUGAL NÃO VIDA - COMPANHIA DE SEGUROS S.A.	2 - Non life insurance undertaking	Sociedade anónima (SA)	2 - Non-mutual	Autoridade de Supervisão de Seguros e Fundos de Pensões	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
ES	549300CUCUP9990FPP88	1 - LEI	AEGON España, S.A.U. de Seguros y Reaseguros	4 - Composite undertaking	Sociedad Anónima Unipersonal (SAU)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493005N0P0HDBHNGS46	1 - LEI	Ironwood Re Corp.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Hawaii Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
US	549300PLTRQIXEQSKZ20	1 - LEI	TLIC Oakbrook Reinsurance Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Y0RURXSZUUM173	1 - LEI	TLIC Watertree Reinsurance Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

12	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300Q4BUS0CAEMHR56	1 - LEI	LIICA Re II, Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IYJZQ4CFNQNT26	1 - LEI	Transamerica Pacific Re, Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
BM	549300LALU8CWLUYK031	1 - LEI	Transamerica Bermuda Re, Ltd.	3 - Reinsurance undertaking	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
BM	549300F53XTGWVRTP875	1 - LEI	Transamerica International Re (Bermuda) Ltd.	3 - Reinsurance undertaking	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules
NL	724500GN5HQ87O4RLC12	1 - LEI	AEGON Brazil Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500BNI7FJN7RDZL50	1 - LEI	AEGON India Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500DI4AFL8RDQEG22	1 - LEI	AEGON International B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500NHLYEPGXHSA148	1 - LEI	AEGON Poland/Romania Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500VCE5M77E44XC35	1 - LEI	AEGON Spain Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300EK264PVU3MXI25	1 - LEI	AEGON Management Company	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300MWIOC0W2Z2ZM36	1 - LEI	Commonwealth General Corporation	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	FY3O3L8GSDIMQ51Q5H26	1 - LEI	Transamerica Corporation	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
GB	213800FHP235751PZS37	1 - LEI	Scottish Equitable Holdings Limited	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
GB	213800UR9NMDEAS51K32	1 - LEI	Cornerstone International Holdings Ltd.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
GB	213800HW5JU8BA4IMC33	1 - LEI	AEGON UK plc	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Public Limited Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500XKR0HKSLU3IX44	1 - LEI	AEGON Europe Holding B.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300Q3DX11LN548072	1 - LEI	AEGON Nederland N.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	O4QK7KMMK83ITNTHUG69	1 - LEI	AEGON N.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		#N/B	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
ES	959800STA0C4RRLGAB80	1 - LEI	AEGON Administracion y Servicios Aie	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Agrupación de Interés Económico (AIE)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	27076669NL10013	2 - Specific code	AMVEST Core Fund	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		28.68%	28.68%	28.68%		2 - Significant	28.86%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	27076669NL10025	2 - Specific code	tt. Vasumweg, Amsterdam B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		35.00%	35.00%	35.00%		2 - Significant	35.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	27076669NL10023	2 - Specific code	Entree Haarlem B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		40.00%	40.00%	40.00%		2 - Significant	40.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	27076669NL10024	2 - Specific code	SPV Shipdock B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		45.72%	45.72%	45.72%		2 - Significant	45.72%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	27076669NL10012	2 - Specific code	Amvest Development Fund B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	27076669NL10014	2 - Specific code	AMVEST Living & Care Fund	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
NL	724500XN2QI8YGC9R673	1 - LEI	AMVEST Vastgoed B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

13	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
NL	724500C6N7L40T8E2449	1 - LEI	OBRA SERVICES B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		93.69%	93.69%	93.69%		1 - Dominant	93.69%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500XV5S7H3JY72005	1 - LEI	AEGON Administratie B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500TPYP3DXYWG9N63	1 - LEI	AEGON Administratieve Dienstverlening B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	7245004PI4RB6Z2IA840	1 - LEI	Aegon DL B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500GPD8BLPYEIBI04	1 - LEI	AEGON Global Investment Fund B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500CRNPD9VT3I5993	1 - LEI	AMVEST Home Free B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	7245004OZYVVG24VCN52	1 - LEI	TKP Pensioen B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500NZPODZAC8SI487	1 - LEI	Vastgoedmaatschappij Inpa B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	27076669NL10017	2 - Specific code	Risk Groep B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		25.00%	25.00%	25.00%		2 - Significant	25.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500UH6Q0L2X7W1E02	1 - LEI	AEGON Advies B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	724500FULFF65L4FGQ78	1 - LEI	AEGON Bemiddeling B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300NP1U0PJA5T9N08	1 - LEI	Coöperatieve AEGON Financieringsmaatschappij U.A.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Coöperatie	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300P14I8AMF56R295	1 - LEI	AEGON Asset Management Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300MZ6RZWGMOPSM17	1 - LEI	AEGON Institutional Markets, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300WQR0QLZKV7PY19	1 - LEI	AUSA Properties, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300LDNKDB2BD4NJ66	1 - LEI	Creditor Resources, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300XBOVRBRXXK6328	1 - LEI	CRI Solutions, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300VQ0NE08PBZTO04	1 - LEI	Financial Planning Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300ORWQA6WAZ3G755	1 - LEI	Garnet Assurance Corporation II	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493001EJGY2YS9Y7S04	1 - LEI	Massachusetts Fidelity Trust Company	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300SPI8S6R3YR2783	1 - LEI	Money Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300GKCL1NYZEN7S04	1 - LEI	Monumental General Administrators, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300O481B1WNR3BV29	1 - LEI	Stonebridge Benefit Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300DXM2KFUK280891	1 - LEI	Transamerica Affordable Housing, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

14	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300404NXDZDER4F48	1 - LEI	Transamerica Capital, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300UE4P7N6SM75991	1 - LEI	Transamerica Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300CNQ8U5YYVYF622	1 - LEI	Transamerica Finance Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300ZI1REXKDS0XX96	1 - LEI	Transamerica Fund Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300FO5QGHCQB22X64	1 - LEI	Transamerica Investors Securities Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300R1FYMIVFX3C461	1 - LEI	Transamerica Resources, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300JGJLZXUHZOOX52	1 - LEI	Transamerica Stable Value Solutions Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493005PYDPCCVG6AB02	1 - LEI	United Financial Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300QPPLKNB32B8133	1 - LEI	World Financial Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300ECYE0GJJX8UW74	1 - LEI	Zahorik Company, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493007KU4DY8WGBFS15	1 - LEI	AEGON Direct Marketing Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CTAPOEO82TRN22	1 - LEI	AEGON Financial Services Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Q8UW4HQ7M5SK87	1 - LEI	Garnet Assurance Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Z1I3GL0EVGDC83	1 - LEI	Garnet Assurance Corporation III	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DTU38NRL2H6996	1 - LEI	Real Estate Alternatives Portfolio 3A, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DZA4ZCLQ8JE491	1 - LEI	Transamerica Asset Management, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493006U134HNBT21U73	1 - LEI	World Financial Group Insurance Agency of Massachusetts, Inc	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300D5WJ1NKU3G7S55	1 - LEI	World Financial Group Insurance Agency of Wyoming, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300JW32XCZSHI0878	1 - LEI	Transamerica Financial Advisors, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual	Financial Industry Regulatory Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300HNPLHEUTETWZ90	1 - LEI	World Financial Group Insurance Agency of Hawaii, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual	Hawaii Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
BM	54930063LHUJIUBMOI77	1 - LEI	Transamerica (Bermuda) Services Center, Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
BM	54930060R8GMDFCYEZ34	1 - LEI	Primus Guaranty Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method
US	549300LOE2LOY8DQQV68	1 - LEI	AEGON Transamerica Foundation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300VV3PPLEUXOL890	1 - LEI	Transamerica Institute	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
GB	213800NTHB13U889C602	1 - LEI	AEGON EDC Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

15	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
HK	213800VY8S65RR6E8L74	1 - LEI	Aegon Insights Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
HK	213800M7EAHGN1HTAL11	1 - LEI	AEGON Direct Marketing Services Insurance Broker (HK) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	54930050MSHDNHYDEC28	1 - LEI	Aegon LIHTC Fund 51, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300MXWLP5OKI7K463	1 - LEI	Aegon LIHTC Fund 57, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	5493001OLG4X7AFNP250	1 - LEI	Aegon LIHTC Fund 65, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300ELQY6BPLF14V79	1 - LEI	AMTAX Holdings 561 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300P1FGCXCUE5U774	1 - LEI	Apollo Housing Capital Arrowhead Gardens, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	54930031M55TCAH2GK62	1 - LEI	Garnet LIHTC Fund X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300T9OFZU82K3H547	1 - LEI	Garnet LIHTC Fund XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300JTLC7F10FPYS37	1 - LEI	Garnet LIHTC Fund XII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300U4XXD62OFMXH76	1 - LEI	Garnet LIHTC Fund XII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	54930035LGY1QUM0H065	1 - LEI	Garnet LIHTC Fund XII-C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300ALP4RVGGLMOM10	1 - LEI	Garnet LIHTC Fund XIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300H5URJHRYYLJT18	1 - LEI	Garnet LIHTC Fund XIII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300MFKHXLJ4LX2K59	1 - LEI	Garnet LIHTC Fund XIII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300UX38Y28QDO5T34	1 - LEI	Garnet LIHTC Fund XIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	5493005ETTV62RSFML59	1 - LEI	Garnet LIHTC Fund XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300C7NL5X8PJ63472	1 - LEI	Garnet LIHTC Fund XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300LMLL5NEH96OZ59	1 - LEI	Garnet LIHTC Fund XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300HDYPZ7C1JY1T36	1 - LEI	Garnet LIHTC Fund XVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300Z47RH2QLR4WW58	1 - LEI	Garnet LIHTC Fund XVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300VVVF7TTMWB1339	1 - LEI	Garnet LIHTC Fund XVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300XV44TF825KAS89	1 - LEI	Garnet LIHTC Fund XXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300O5S7JTWJVKID74	1 - LEI	Garnet LIHTC Fund XXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300V6SVKA0SBE6088	1 - LEI	Garnet LIHTC Fund XXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

16	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300KLCY6S2RFD0O83	1 - LEI	Garnet LIHTC Fund XXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300PL00MPBABIN093	1 - LEI	Garnet LIHTC Fund XXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300L3CK61D3ZL8U12	1 - LEI	Garnet LIHTC Fund XXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300DHBM7T6FZ0NM44	1 - LEI	Garnet LIHTC Fund XXXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	54930098NQIIP2EOR227	1 - LEI	Garnet LIHTC Fund XXXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300VI4IBHJ448IP68	1 - LEI	Garnet LIHTC Fund XXXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300FPUUUWSB4H9507	1 - LEI	Garnet LIHTC Fund XXXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	5493004I41768LSBKN02	1 - LEI	TAHP Fund VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method
US	549300NN5MMVBK8FK966	1 - LEI	Garnet LIHTC Fund XXXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 - Other method
US	549300NK9DS2NIKW2045	1 - LEI	Garnet LIHTC Fund XXXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 - Other method
US	549300N8UPLGS24W4K40	1 - LEI	Garnet LIHTC Fund XXXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 - Other method
US	549300QFPDVB17PW2R60	1 - LEI	Aegon LIHTC Fund 55, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		2.82%	2.82%	2.82%		2 - Significant	2.82%	1 - Included in the scope		10 - Other method
US	549300V3VZ21ZNBUA577	1 - LEI	Aegon LIHTC Fund 58, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		2.88%	2.88%	2.88%		2 - Significant	2.88%	1 - Included in the scope		10 - Other method
US	549300RGO11R1OBD4050	1 - LEI	AEGON Affordable Housing Debt Fund I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		5.01%	5.01%	5.01%		2 - Significant	5.01%	1 - Included in the scope		10 - Other method
US	5493005EIVUN3S1BEZ69	1 - LEI	Aegon Workforce Housing JV 4C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		10.00%	10.00%	10.00%		2 - Significant	10.00%	1 - Included in the scope		10 - Other method
US	549300HWN8CSSBZ4LT23	1 - LEI	Garnet LIHTC Fund XLI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		10.01%	10.01%	10.01%		2 - Significant	10.01%	1 - Included in the scope		10 - Other method
US	549300751M4BBRH4JZ78	1 - LEI	Aegon LIHTC Fund 52, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		11.82%	11.82%	11.82%		2 - Significant	11.82%	1 - Included in the scope		10 - Other method
US	549300HPKPXNR7IDMH77	1 - LEI	Garnet LIHTC Fund XLVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		15.00%	15.00%	15.00%		2 - Significant	15.00%	1 - Included in the scope		10 - Other method
US	549300J64E50E4UZID54	1 - LEI	Garnet LIHTC Fund XXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		16.72%	16.72%	16.72%		2 - Significant	16.72%	1 - Included in the scope		10 - Other method
US	549300VW7S8U8C5SXG43	1 - LEI	Aegon Workforce Housing Boynton Place REIT, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method
US	5493001ESUSV0CYG6D75	1 - LEI	Aegon Workforce Housing Park at Via Rosa REIT, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method
US	549300OHXSDJTSGY6F13	1 - LEI	Aegon Workforce Housing Separate Account 1, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method
US	5493008IF4AVVMVACP15	1 - LEI	Garnet LIHTC Fund XXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		21.27%	21.27%	21.27%		2 - Significant	21.27%	1 - Included in the scope		10 - Other method
US	549300Y0XBHMBUH13M31	1 - LEI	Cupples State LIHTC Investors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		22.00%	22.00%	22.00%		1 - Dominant	22.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

17	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300XXJB4ZT1OZ3X85	1 - LEI	Aegon Multi-Family Equity Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	25.00%	25.00%	25.00%			1 - Dominant	25.00%	1 - Included in the scope		10 - Other method
US	5493000T31YO58MD5X91	1 - LEI	Aegon Workforce Housing JV 4B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	25.00%	25.00%	25.00%			2 - Significant	25.00%	1 - Included in the scope		10 - Other method
US	54930082XZCX92K2CB75	1 - LEI	Real Estate Alternatives Portfolio 3, L.L.C.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	25.60%	25.60%	25.60%			1 - Dominant	25.60%	1 - Included in the scope		10 - Other method
US	549300QOVHMBPQQ7Y889	1 - LEI	Real Estate Alternatives Portfolio 2, L.L.C.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	29.75%	29.75%	29.75%			1 - Dominant	29.75%	1 - Included in the scope		10 - Other method
US	549300Q8FF7GLGXF1G53	1 - LEI	239 West 20th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	33.32%	33.32%	33.32%			2 - Significant	33.32%	1 - Included in the scope		10 - Other method
US	549300HWP4QM4TXUEO41	1 - LEI	25 East 38th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	33.32%	33.32%	33.32%			2 - Significant	33.32%	1 - Included in the scope		10 - Other method
US	549300H1WKVVA1IWZI22	1 - LEI	313 East 95th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	33.32%	33.32%	33.32%			2 - Significant	33.32%	1 - Included in the scope		10 - Other method
US	549300CVIUECWU77MJ28	1 - LEI	319 East 95th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	33.32%	33.32%	33.32%			2 - Significant	33.32%	1 - Included in the scope		10 - Other method
US	549300IYT675482ELI49	1 - LEI	Yarra Rapids, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	33.32%	33.32%	33.32%			2 - Significant	33.32%	1 - Included in the scope		10 - Other method
US	549300M1MKEYT83VCC80	1 - LEI	Natural Resources Alternatives Portfolio II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	40.00%	40.00%	40.00%			1 - Dominant	40.00%	1 - Included in the scope		10 - Other method
US	549300RN4J911V8VIL64	1 - LEI	Aegon Workforce Housing JV 4A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	44.50%	44.50%	44.50%			2 - Significant	44.50%	1 - Included in the scope		10 - Other method
US	549300BI7UYO30CEX949	1 - LEI	Transamerica International Direct Marketing Consultants, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	49.00%	49.00%	49.00%			2 - Significant	49.00%	1 - Included in the scope		10 - Other method
US	549300KS3XVJRUSMLE10	1 - LEI	Barfield Ranch Associates, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	50.00%	50.00%	50.00%			2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
US	549300WCSXGBO4HEYF34	1 - LEI	Osceola Mitigation Partners, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	50.00%	50.00%	50.00%			2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
US	54930029PERJ527UW475	1 - LEI	Placer 400 Investors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	50.00%	50.00%	50.00%			2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
US	549300FEK3ITEZBCL341	1 - LEI	Natural Resources Alternatives Portfolio 3, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	65.00%	65.00%	65.00%			1 - Dominant	65.00%	1 - Included in the scope		10 - Other method
US	549300430IP6TY087A85	1 - LEI	Zero Beta Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	66.72%	66.72%	66.72%			1 - Dominant	66.72%	1 - Included in the scope		10 - Other method
US	5493004WL1SZ3ZUWJK60	1 - LEI	Natural Resources Alternatives Portfolio I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	68.00%	68.00%	68.00%			1 - Dominant	68.00%	1 - Included in the scope		10 - Other method
US	549300PDVVV2SBVNCH80	1 - LEI	Real Estate Alternatives Portfolio 4 HR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	68.00%	68.00%	68.00%			1 - Dominant	68.00%	1 - Included in the scope		10 - Other method
US	549300UFVMZ3RG7BFY05	1 - LEI	Real Estate Alternatives Portfolio 4 MR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	68.00%	68.00%	68.00%			1 - Dominant	68.00%	1 - Included in the scope		10 - Other method
US	549300ET2RK47EL77391	1 - LEI	Aegon Workforce Housing Fund 3 Holding Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	70.00%	70.00%	70.00%			1 - Dominant	70.00%	1 - Included in the scope		10 - Other method
US	5493005QF3R3S7U0VF03	1 - LEI	Garnet LIHTC Fund XLVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	75.19%	75.19%	75.19%			1 - Dominant	75.19%	1 - Included in the scope		10 - Other method
US	549300PKUNXMJNBJO817	1 - LEI	AEGON Managed Enhanced Cash, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	79.20%	79.20%	79.20%			1 - Dominant	79.20%	1 - Included in the scope		10 - Other method
US	27076669US10024	2 - Specific code	TA-APOP II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	97.59%	97.59%	97.59%			1 - Dominant	97.59%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

18	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	5493006PV6C4BE40S950	1 - LEI	AMTAX Holdings 613 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	99.22%	99.22%	99.22%			1 - Dominant	99.22%	1 - Included in the scope		10 - Other method
US	549300O7FH87FAKZ7J66	1 - LEI	AEGON Direct Marketing Services International, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	KEIOKM01PSK5VZ5CCI74	1 - LEI	AEGON Funding Company LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493003JEJ87PBC8MF88	1 - LEI	Aegon Global Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300SKERA111LX8B49	1 - LEI	ALH Properties Eight LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300M4GGDYA514HD56	1 - LEI	ALH Properties Eleven LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300FQ85RHI1X6GD97	1 - LEI	ALH Properties Four LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300FV7DWDRG300F41	1 - LEI	ALH Properties Nine LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300ZM0GT06PRNSU81	1 - LEI	ALH Properties Seven LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300KSU0SLH7MI6782	1 - LEI	ALH Properties Seventeen LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	54930036NE3MDX0EVY82	1 - LEI	ALH Properties Sixteen LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493005T7P5SRETN9I32	1 - LEI	ALH Properties Ten LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300UFAVK11H1WC672	1 - LEI	ALH Properties Twelve LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300RX905X22ER7I81	1 - LEI	ALH Properties Two LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300M62D4QF17PTO84	1 - LEI	AUSA Holding, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300GVK6KL1J8OP386	1 - LEI	FGH Realty Credit LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300T6I4LSEFT6P532	1 - LEI	FGH USA LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300M6FIIMQ0U0JM73	1 - LEI	Fifth FGP LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300TYGFX51637C240	1 - LEI	First FGP LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493002C51EDDD164U83	1 - LEI	Fourth FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300JFVS0SKBXSVQ59	1 - LEI	Horizons Acquisition 5, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300N3976R2XOTG144	1 - LEI	Horizons St. Lucie Development, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300C4EOH3OS4OPW70	1 - LEI	Investors Warranty of America, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493006H80Z1VM83F195	1 - LEI	LCS Associates, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	100.00%	100.00%	100.00%			1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

19	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300IG0V87JRQ67253	1 - LEI	Mitigation Manager LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300HFOLHQGE6G3H57	1 - LEI	PSL Acquisitions Operating, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493006INT7434WQKR24	1 - LEI	RCC North America LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300PZW42ST56KQ512	1 - LEI	Second FGP LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300D3JWB4O0MVL375	1 - LEI	Seventh FGP LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300TKM4Y9PBWESQ08	1 - LEI	St. Lucie West Development Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493002H4SPMUU2A4J23	1 - LEI	TABR Realty Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300CSZB2QI28ET474	1 - LEI	TAH Pentagon Funds, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493002CVVVQHNSZRD21	1 - LEI	TAH-Solar SLP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300WT08KMB170P577	1 - LEI	Tradition Development Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300QUT4BH7E7JPJ42	1 - LEI	Tradition Land Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300YGMXG1QHTBNS97	1 - LEI	Transamerica Agency Network, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	27076669US10018	2 - Specific code	Transamerica Health Savings Solutions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300XNFCQ6RZV81Q59	1 - LEI	Transamerica Retirement Advisors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300UNFY0ZGYCS0G92	1 - LEI	Transamerica Retirement Insurance Agency, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493001HNK5P2VO0FS39	1 - LEI	Transamerica Retirement Solutions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300YEJGF0KA0LDH24	1 - LEI	Transamerica Travel and Conference Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	27076669US10019	2 - Specific code	Transamerica Ventures Fund II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	5493009KI97D1UK71303	1 - LEI	Universal Benefits, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300GEDDS77EK2O842	1 - LEI	WFG Properties Holdings, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300UW0QON3GN6KL42	1 - LEI	World Financial Group Insurance Agency, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	549300CDVM3GDKYY2Y16	1 - LEI	Aegon Community Investments 50, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300ZD6ZTEZ5VDHI35	1 - LEI	Aegon Community Investments 51, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IFTMTG6ME6CI48	1 - LEI	Aegon Community Investments 52, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	54930018DR0MVK5SZR05	1 - LEI	Aegon Community Investments 53, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

20	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300N7O3Y2LATDF785	1 - LEI	Aegon Community Investments 54, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300U5ZAQTUVOZVZ59	1 - LEI	Aegon Community Investments 55, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493006MZ5WPYKQHZ848	1 - LEI	Aegon Community Investments 56, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300N5IOI8H8F48G10	1 - LEI	Aegon Community Investments 57, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NQUBYWSZZFPL65	1 - LEI	Aegon Community Investments 58, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300C0C35CYMLT4D41	1 - LEI	Aegon Community Investments 59, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300PZO4GIEHN07639	1 - LEI	Aegon Community Investments 60, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DU6W718IERAH47	1 - LEI	Aegon Community Investments 61, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300G3LWX7QUV3D473	1 - LEI	Aegon Community Investments 62, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300N5K6DT95GCJF02	1 - LEI	Aegon Community Investments 63, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493006J24T3CHTYUT71	1 - LEI	Aegon Community Investments 64, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CIHB2TT4JZPY33	1 - LEI	Aegon Community Investments 65, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300B2MKEIGERVWQ23	1 - LEI	Aegon Community Investments 66, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300GK2CZEMTSVJK38	1 - LEI	Aegon Community Investments 67, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CREPZV3FGIG153	1 - LEI	Aegon LIHTC Fund 54, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300E1WG1XGN7EQD63	1 - LEI	Aegon LIHTC Fund 62, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300EHMUIA5GVJ2X75	1 - LEI	Aegon LIHTC Fund 64, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300HY5H9KBLJ5NI82	1 - LEI	Aegon LIHTC Fund 66, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CJOUW4C25EZ518	1 - LEI	Aegon Workforce Housing Fund 2 Holding Company B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Z2SV5VVMKR5M64	1 - LEI	Aegon Workforce Housing Fund 2 Holding Company C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300U7VU73RQQMMT96	1 - LEI	Aegon Workforce Housing Fund 2 Holding Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493007HULLXBFYX2P16	1 - LEI	AMTAX Holdings 308 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300XY4HRH11JGLU24	1 - LEI	AMTAX Holdings 388 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300GMEWSKTBNVEN40	1 - LEI	AMTAX Holdings 483 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493007NJNMS6LAN1C34	1 - LEI	AMTAX Holdings 559, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

21	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300BN1UD6YDJ74213	1 - LEI	AMTAX Holdings 588 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300EZB1HRCEDDK394	1 - LEI	AMTAX Holdings 639 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	54930065RN3R4XBCC229	1 - LEI	AMTAX Holdings 649 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300SNWJDUTTW7PF60	1 - LEI	AMTAX Holdings 672 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300P0274082XNR737	1 - LEI	AMTAX Holdings 713 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	27076669US10028	2 - Specific code	AWHF2 Subsidiary Holding Company C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300XOBLFX75TEUS56	1 - LEI	Bay State Community Investments II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300UD0J639HBIM974	1 - LEI	Carle Place Leasehold SPE, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300EDO89RGQOI8B32	1 - LEI	FD TLIC Limited Liability Company	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DPTHF0KK0TSI40	1 - LEI	Garnet Community Investments IV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300JZULB8MP3X1B51	1 - LEI	Garnet Community Investments IX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300O2NN4KJWUWT788	1 - LEI	Garnet Community Investments V, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493002AR837PU1M1C69	1 - LEI	Garnet Community Investments VI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004OJBKHJJ9YDB85	1 - LEI	Garnet Community Investments VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300458U8ZNRDY8G63	1 - LEI	Garnet Community Investments VIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300ZRSEBXQB1V1A24	1 - LEI	Garnet Community Investments X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	54930020I1CESHMVKH05	1 - LEI	Garnet Community Investments XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NDVSS3EWNQAL50	1 - LEI	Garnet Community Investments XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300WADLPQV8UPXH94	1 - LEI	Garnet Community Investments XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300QJOH14GVCZNO42	1 - LEI	Garnet Community Investments XLI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CNMGQ6DOR4IQ72	1 - LEI	Garnet Community Investments XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493002KWL1W68CB8B66	1 - LEI	Garnet Community Investments XLIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004ZTZACF44IYD46	1 - LEI	Garnet Community Investments XLIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300SPZ8JQ7I8QHZ39	1 - LEI	Garnet Community Investments XLIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300JVWBN836JM7096	1 - LEI	Garnet Community Investments XLV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

22	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300JKSMJGA8K5R503	1 - LEI	Garnet Community Investments XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300RF3SQWKDE7NK49	1 - LEI	Garnet Community Investments XLVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300B4HINMNZ2M0S84	1 - LEI	Garnet Community Investments XLVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300Z56HQTVIRH5K02	1 - LEI	Garnet Community Investments XVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300P8OKD7I3X8PA46	1 - LEI	Garnet Community Investments XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300PV5R4TNT67Q312	1 - LEI	Garnet Community Investments XXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	54930058MIMGTMKEVG64	1 - LEI	Garnet Community Investments XXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300MCIF4JJ8FVE238	1 - LEI	Garnet Community Investments XXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300CJEVLW6KDXQB84	1 - LEI	Garnet Community Investments XXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493008SRGGFICHVKT31	1 - LEI	Garnet Community Investments XXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300JY7I7MMIK6VB81	1 - LEI	Garnet Community Investments XXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493003KBIJMY84XQD87	1 - LEI	Garnet Community Investments XXXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NZ1AE6JGQJ2B13	1 - LEI	Garnet Community Investments XXXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300WRGM2L51RAJP76	1 - LEI	Garnet Community Investments XXXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493003O5EDQHH3ET090	1 - LEI	Garnet Community Investments XXXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300O4F7NCA5FG6R18	1 - LEI	Garnet Community Investments XXXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300AWMNM1PGVFA155	1 - LEI	Garnet Community Investments XXXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NC570JF00WZF61	1 - LEI	Garnet Community Investments XXXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300JHFJ0YGNOC0009	1 - LEI	Garnet Community Investments XXXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300OZ7Y9LUOFDVJ02	1 - LEI	Garnet Community Investments XXXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493007E9KL80F60VK91	1 - LEI	Garnet Community Investments, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300S2J02BT6UED182	1 - LEI	Garnet LIHTC Fund IV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IRQ56C4N7T5948	1 - LEI	Garnet LIHTC Fund IX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493009I1KGJ3BJYAY69	1 - LEI	Garnet LIHTC Fund V, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300N5ZLAZHMTC1R17	1 - LEI	Garnet LIHTC Fund VI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

23	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300HZEWHQCTPEO307	1 - LEI	Garnet LIHTC Fund VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004SHC8WFSE5A694	1 - LEI	Garnet LIHTC Fund VIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300OLPPILXC6J3P85	1 - LEI	Garnet LIHTC Fund XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300RFMCWODN7YQ360	1 - LEI	Garnet LIHTC Fund XIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300RTCXUGW4QBR145	1 - LEI	Garnet LIHTC Fund XV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300NGU3I8J2HW6Y45	1 - LEI	Garnet LIHTC Fund XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300IJ08G1C7XGTL34	1 - LEI	Garnet LIHTC Fund XXXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300PS0CZK1MGCOU47	1 - LEI	Life Investors Alliance LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300TQKHJOK6Q0KB71	1 - LEI	Peoples Benefit Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	27076669US10022	2 - Specific code	TA Private Equity Assets, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	27076669US10026	2 - Specific code	TA-APOP I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	27076669US10021	2 - Specific code	TA-APOP I-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300DP0KVQUQPCQH28	1 - LEI	TAH Imani Fe GP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300KXFGEQUG0MC082	1 - LEI	TAHP Fund 1, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300WC53SJQWIW1P51	1 - LEI	TAHP Fund 2, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300I2S3SCHEI7O909	1 - LEI	THH Acquisitions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	5493004MX01X1NU9CG21	1 - LEI	Transamerica Pyramid Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300U0Q546KNO9HF04	1 - LEI	Transamerica Realty Investment Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300QDNTLVLOW2ST65	1 - LEI	ULI Funding, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
US	27076669US10027	2 - Specific code	TAG Resources, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
US	549300YJCPOR3LLDV758	1 - LEI	Imani FE, L.P.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Partnership	2 - Non-mutual		99.99%	99.99%	99.99%		1 - Dominant	99.99%	1 - Included in the scope		10 - Other method
US	549300NF7VIPGZRPF546	1 - LEI	Aegon Workforce Housing Fund 3, L.P	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Partnership	2 - Non-mutual		70.00%	70.00%	70.00%		1 - Dominant	70.00%	1 - Included in the scope		10 - Other method
US	5493009A4L1O6NNQBP14	1 - LEI	Aegon Workforce Housing Fund 2, L.P	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
NL	HQ3GGRCL36PHS3MFE294	1 - LEI	AEGON Derivatives N.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
TH	2138003C9DBI9I4ZR845	1 - LEI	ADMS Global Services (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		47.37%	47.37%	47.37%		2 - Significant	47.37%	1 - Included in the scope		2 - Method 1: Proportional consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

24	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
TH	213800CN7ISVO16Y1B81	1 - LEI	Aegon Insights (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation
BR	254900A7P8G1L0GKZE86	1 - LEI	Winsocial Administradora de Benefícios Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		7 - Method 2: Local rules
MX	549300AQWLALW7T7IP55	1 - LEI	AEGON Direct Marketing Services Mexico, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		98.78%	98.78%	98.78%		1 - Dominant	98.78%	1 - Included in the scope		1 - Method 1: Full consolidation
HU	254900SO9IGPGEJ5OK32	1 - LEI	AGT Hungary IT Service Korlátolt Felelősségű Társaság	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
JP	3538000169DJNOPRTX59	1 - LEI	Aegon Insights Japan Co., Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
MX	549300Q7JQSIS95PK646	1 - LEI	AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
PL	259400VWAVP1AZGQ0L03	1 - LEI	Profitowi Spółka Akcyjna	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Komisja Nadzoru Finansowego	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
ID	213800IGZFALN69LD862	1 - LEI	PT. Aegon Insights Indonesia	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	State Minister of Investment/ Head of Capital Investment Coordinating Board (BKPM)	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
PR	5493007PHHMGXQRWHQ03	1 - LEI	WFG Insurance Agency of Puerto Rico, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Commonwealth of Puerto Rico Office of the Commissioner of Insurance	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method
CA	549300RULQ7JTLONNP07	1 - LEI	WFG Securities Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	549300XF2MLFE6X0WV31	1 - LEI	World Financial Group Holding Company of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
CA	5493004BR6PHJY4Y6Q92	1 - LEI	World Financial Group Insurance Agency of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	261700O99FHEJSS1E537	1 - LEI	Aegon Insights Australia Pty Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	2617000JXJVRBPWKMK41	1 - LEI	Transamerica Direct Marketing Asia Pacific Pty. Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
AU	261700HSYF6KMH9K2D25	1 - LEI	Transamerica Insurance Marketing Asia Pacific Pty. Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual	Australian Securities and Investments Commission	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
ES	959800K35FEUHGH3DB80	1 - LEI	Aegon Mediacion S.L.U.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sociedad Limitada Unipersonal (SLU)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation
NL	549300TTPZVLCFH3HW73	1 - LEI	Aegon Asset Management Pan-Europe B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	724500G180OW3773WC07	1 - LEI	Orange Loans B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	549300X0WBQ509Z6CJ91	1 - LEI	AEGON Asset Management Holding B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	549300S7DH0HXAJSVI23	1 - LEI	AEGON Hypotheken B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	54930068D346B3DJA524	1 - LEI	Aegon Asset Management Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	549300H04Q2RFS1HPW19	1 - LEI	Aegon Asset Management UK Holdings Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	213800UEB5PQMZYOFM66	1 - LEI	AEGON Investment Solutions Ltd.	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	213800URT7Q7H4IX5I41	1 - LEI	Aegon Investments Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	213800115BSUHPDI8695	1 - LEI	AEGON UK Investment Holdings Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

25	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
GB	213800XRUPSOZUPSF553	1 - LEI	Cofunds Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	2138005XCX3B3QSMOH80	1 - LEI	Origen Financial Services Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
CN	27076669CN10001	2 - Specific code	AEGON Industrial Fund Management Co., LTD.	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	China Insurance Regulatory Commission	49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
HK	549300SI743R1ZT34B49	1 - LEI	AEGON Asset Management (Asia) Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	549300772D1G8JPIUR96	1 - LEI	AEGON Bank N.V.	8 - Credit institution, investment firm and financial institution	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
BR	549300EPWBNT60DO6G38	1 - LEI	Mongeral AEGON Investimentos Ltda.	8 - Credit institution, investment firm and financial institution	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		7 - Method 2: Local rules
NL	724500FTXOFL1M1HHY30	1 - LEI	Aegon Cappital B.V.	9 - Institution for occupational retirement provision	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	5493001BX7IX6W8YXF92	1 - LEI	AEGON USA Real Estate Services, Inc.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	5493002J7SZ79DI33T92	1 - LEI	AEGON USA Realty Advisors of California, Inc.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	5493003SYWQCN68VWG95	1 - LEI	Equitable AgriFinance, LLC	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	5493004OHKB8GOWS7Q87	1 - LEI	AEGON USA Asset Management Holding, LLC	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
RO	549300FPF48D7U5LXB78	1 - LEI	AEGON PENSII - Societate de Administrare a Fondurilor de Pensii Private S.A.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Autoritatea de Supraveghere Financiara - Sectorul de Pensii Private	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
PL	259400COIIDVAW4L9035	1 - LEI	AEGON Powszechne Towarzystwo Emerytalne Spółka Akcyjna	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual	Komisja Nadzoru Finansowego	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	5493005S591LT1RDBJ14	1 - LEI	AEGON Investment Management B.V.	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
GB	213800O24R9L3ZG21H70	1 - LEI	Aegon Asset Management UK plc	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Public Limited Company	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
FR	969500EFTR4WOMMCYL31	1 - LEI	La Banque Postale Asset Management S.A.	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Société Anonyme	2 - Non-mutual	Autorité des Marchés Financiers	25.00%	25.00%	25.00%		2 - Significant	25.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	724500UQ6H0LXUR3U428	1 - LEI	Saemor Capital B.V.	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		69.39%	69.39%	69.39%		1 - Dominant	69.39%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	549300G6FTCUN09PW952	1 - LEI	Aegon OZF Investments 1, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	4DJIF67XTB552L0E3L78	1 - LEI	AEGON USA Investment Management, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	54930021S1WCKH88L448	1 - LEI	AEGON USA Realty Advisors, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	54930039LKYHR13O8M95	1 - LEI	AHDF Manager I, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	549300S3Q1OT1XOHRN33	1 - LEI	AMFETF Manager, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

26	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
US	549300CRTPRTXDBFSF41	1 - LEI	AUIM Credit Opportunities Fund, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	549300D62B27EFQ3MX68	1 - LEI	AWHF2 General Partner, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	549300DHCEHV660B7R89	1 - LEI	AWHF3 General Partner, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	549300JPCGNRUDCZQ166	1 - LEI	AWHJV4 Manager, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
US	5493003RUCHUL6I2O037	1 - LEI	AWHSA Manager 1, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
KY	5493008Q0Q91L9DX5X52	1 - LEI	AUIM Credit Opportunities Master Fund Ltd.	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules
NL	7245009FH3J461GU5E11	1 - LEI	OB Capital Coöperatief U.A.	99 - Other	Besloten vennootschap (BV)	1 - Mutual		94.97%	94.97%	94.97%		1 - Dominant	94.97%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	5493004Y543G9EIXOP27	1 - LEI	Mezzanine Partners III Co-Invest LP	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		30.43%	30.43%	30.43%		2 - Significant	30.43%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	549300W8NKO4ZX7HP298	1 - LEI	HPS Core fund	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	27076669NL10019	2 - Specific code	BSB Assurantiën B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		85.00%	85.00%	85.00%		1 - Dominant	85.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500BNO29QI7NL3873	1 - LEI	Robidus Groep B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		93.69%	93.69%	93.69%		1 - Dominant	93.69%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	7245008MYEF0J46B9O51	1 - LEI	Robidus Services B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		93.69%	93.69%	93.69%		1 - Dominant	93.69%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500ANZ8IG2D0Z1985	1 - LEI	Robidus Solutions B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		93.69%	93.69%	93.69%		1 - Dominant	93.69%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	7245005IV1TNSBVLA885	1 - LEI	AEGON Innovation Investments B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500213VWWN1ERJ702	1 - LEI	Aegon Loans B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	27076669NL10016	2 - Specific code	Arbonext B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500IJCP4KIJPHWK05	1 - LEI	Be Suitable B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	27076669NL10020	2 - Specific code	BSB Volmachten B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	7245001F1O84YYEZDP76	1 - LEI	Ensupport B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500S36GIRXX6FGV24	1 - LEI	Nedasco Financiële Diensten B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	72450059S7PWK873O939	1 - LEI	NewDutch B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500FNKNFUQR1X6603	1 - LEI	Saecure 16 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500FJHWC0XBBTLN65	1 - LEI	SAECURE 17 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

27	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
NL	724500HJUV1CXK2U1P19	1 - LEI	SAECURE 18 NHG B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500037EV3QKWOLA05	1 - LEI	SAECURE 19 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500Y8ES2FHYDGCF88	1 - LEI	SAECURE 20 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	72450085ROINJRUDAT34	1 - LEI	Woodpecker Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500ARCNN8JVOQBX96	1 - LEI	AEGON Asia B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	549300P8J6EFWEAPGD12	1 - LEI	Aegon Asset Management Value Hub B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500P2KWMJER1T2J60	1 - LEI	AEGON Brazil Holding II B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500NNI6CBPM2LWC36	1 - LEI	AEGON CEE B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500V6ZHI91QY7NZ81	1 - LEI	AEGON Corporate Center B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	5493003HYP3THDEOG691	1 - LEI	AEGON Custody B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500PXWI3E446KEX31	1 - LEI	AEGON Czech Republic Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500FF19WGRZFYXG65	1 - LEI	AEGON Digital Investments Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500TOC1GK64ILRE95	1 - LEI	AEGON DMS Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500QXCRAAGDLGC705	1 - LEI	AEGON Growth Capital Fund I GP B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	254900005Z5WXZKUS491	1 - LEI	Aegon Growth Capital Management B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500EVZJMQMAX50A37	1 - LEI	AEGON Mexico Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500LQOWADARWJB642	1 - LEI	AEGON Taiwan Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	54930098NGNU8PNSRM28	1 - LEI	AEGON Treasury Investments B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500AK8BNGX29XDC36	1 - LEI	Robidus Risk Consulting B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		93.69%	93.69%	93.69%		1 - Dominant	93.69%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	724500DLE2Z6B5YR3869	1 - LEI	Nedasco B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	254900RO651OOVK5IJ63	1 - LEI	AEGON Growth Capital Fund I C.V.	99 - Other	Commanditaire vennootschap (CV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
US	54930094CUO17HBJ0W89	1 - LEI	Pearl Holdings, Inc. I	99 - Other	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
US	54930038P280NHW4HY18	1 - LEI	Pearl Holdings, Inc. II	99 - Other	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	21380089YAVOU765US98	1 - LEI	Tenet Group Limited (Minority Shareholding)	99 - Other	Limited by Shares	2 - Non-mutual		22.03%	22.03%	22.03%		2 - Significant	22.03%	1 - Included in the scope		10 - Other method
GB	549300AMRZPVJ52LT884	1 - LEI	Aegon Asset Management QIF plc - Aegon Enhanced Fund	99 - Other	Limited by Shares	2 - Non-mutual		85.17%	85.17%	85.17%		1 - Dominant	85.17%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800S7RU2S9VUO2227	1 - LEI	AEGON Holdings (UK) Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

28	SFCR 2022 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

											Criteria of influence			Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/ No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking
GB	213800XW5778M5G95M45	1 - LEI	AEGON Investment Solutions - Nominee 1 (Gross) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	2138006FPYVIWJYPWT73	1 - LEI	AEGON Investment Solutions - Nominee 2 (Net) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800MU6N7QJUWCEZ34	1 - LEI	AEGON Investment Solutions - Nominee 3 (ISA) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800RQS2WCWEPO3S46	1 - LEI	AEGON Pension Trustee Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800D2BKEYKQB8S653	1 - LEI	AEGON SIPP GUARANTEE NOMINEE LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800T2EN7Y3DBFUZ91	1 - LEI	Aegon SIPP Nominee 2 Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800NSW238W1LX2M70	1 - LEI	AEGON SIPP Nominee Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800J36W1T73RAUM25	1 - LEI	AEGON UK Corporate Services Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800FHIPZGT9PVZD75	1 - LEI	AEGON UK Property Fund Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	2138009UHKLZG7WF6I63	1 - LEI	Andrews Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	2138008ND7K2NAM3Z989	1 - LEI	Cofunds Leasing Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800LLFS57I2QVRN18	1 - LEI	Cofunds Nominees Ltd	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800MRW8IPNNSRNT79	1 - LEI	Dorset Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	2138005VJPBIGSUYDH61	1 - LEI	Lochside Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800J9W9UJTLC4O476	1 - LEI	Minster Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800RMKHHF3Y6QR371	1 - LEI	Momentum Group Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800XEAM78W89IMU15	1 - LEI	NEWCAST PROPERTY DEVELOPMENTS (ONE) LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800JGJ88WL6SHDZ54	1 - LEI	NEWCAST PROPERTY DEVELOPMENTS (TWO) LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800MQKCGEXWYZSA30	1 - LEI	Origen Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800PXS4F64EG6CG71	1 - LEI	Pension Geeks Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	2138004URG54I4AY7C42	1 - LEI	Scottish Equitable (Managed Funds) Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
GB	213800Y6F5TEHRNEVQ22	1 - LEI	Victoria Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
NL	7245004BD2VTVTCOGH38	1 - LEI	Hague Reinsurance Management N.V.	99 - Other	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
BR	5493006UIZWKF5VM0P73	1 - LEI	Mongeral AEGON Administração e Benefícia Ltda.	99 - Other	Private Company	2 - Non-mutual		49.50%	49.50%	49.50%		2 - Significant	49.50%	1 - Included in the scope		7 - Method 2: Local rules
BR	54930097E4TD6S41C577	1 - LEI	Longevity Services Consultoria e Serviços Ltda.	99 - Other	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		7 - Method 2: Local rules
BR	5493001G8S32MT4MSM24	1 - LEI	Mongeral AEGON Holding Ltda.	99 - Other	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		7 - Method 2: Local rules
IN	335800TROFOEPZC6NR33	1 - LEI	Transamerica Direct Marketing Consultants Private Limited	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
PL	259400KCGRY9E2W3KA15	1 - LEI	AEGON Services spółka z ograniczoną odpowiedzialnością	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
PL	259400ZLEYNUG1B48D49	1 - LEI	Phinance Spółka Akcyjna	99 - Other	Private Company	2 - Non-mutual	Komisja Nadzoru Finansowego	44.00%	44.00%	44.00%		2 - Significant	44.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method
ID	2138003M3NTP1HB19R27	1 - LEI	PT Futuready Insurance Broker	99 - Other	Private Company	2 - Non-mutual	Otoritas Jasa Keuangan – Indonesia Financial Services Authority	80.00%	80.00%	80.00%		1 - Dominant	80.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

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